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Exhibit 99.1

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Sirs,

        Deloitte & Associados, SROC S.A. was previously the independent registered public accounting firm for Portugal Telecom, SGPS, S.A. (the "Company") and reported on the consolidated financial statements of the Company for the years ended December 31, 2013 and 2012. We have read the Company's statements included under Item 16F of its Annual Report on Form 20-F for the fiscal year ended December 31, 2014 and agree with such statements except that we are not in a position to agree or disagree with the Company's statement that newly engaged accountants were not consulted regarding any of the matters or events set forth in Item 16F(a)(2) of Form 20-F.

Very truly yours,

Lisbon, May 15, 2015

/s/ DELOITTE & ASSOCIADOS, SROC S.A. Deloitte & Associados, SROC S.A.

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  Exhibit 99.1